Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Brink’s Company:

We consent to the use of our reports dated February 27, 2013, with respect to the consolidated balance sheets of The Brink’s Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of The Brink’s Company, incorporated herein by reference.

/s/ KPMG LLP

Richmond, Virginia
May 3, 2013